Exhibit 99.1

VivoPower International PLC to Present at Alliance Global Partners Virtual Energy Conference

LONDON, April 1, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) announced today that the Company has been invited to present at the Alliance Global Partners Virtual Energy Conference, to be held on Wednesday, April 6, 2022.

The Company’s Executive Chairman and Chief Executive Officer, Kevin Chin and Managing Director and Head of Corporate Development, Matt Davis will be available for one-on-one investor meetings during the conference.

To learn more or request an invitation to the event, please reach out to agpevents@allianceg.com. For any inquiries, please email shareholders@vivopower.com.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology, and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the United Arab Emirates.

About Alliance Global Partners

Alliance Global Partners (A.G.P.) is a regional investment and advisory firm that has been a member of FINRA and registered with the SEC since 1980. A.G.P. specializes in wealth management and the middle market institutional arena. A.G.P has full-service capabilities with a global ability to handle domestic as well as international customers. A.G.P. prides itself on providing its clients with boutique-level services along with the confidence of knowing their assets are held at Fidelity Clearing and Custody. Whether a client is looking for wealth management advice, Institutional services, or investment banking, A.G.P. has a track record and a proven team to assist. A.G.P. prides itself on long-lasting relationships with its clients, ranging from some of the largest institutions and crossing over to the individual investor.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell